UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)

and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GeoPark Limited

(Name of Issuer)

Common shares, par value $0.001 per share

(Title of Class of Securities)

G38327105

(CUSIP Number)

Brian Coad

Cartica Management, LLC

1775 I Street NW, Suite 800

Washington, D.C.

(202) 741-3677

(Name, Address and Telephone Number of person Authorized to Receive Notices and Communications)

February 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 204.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G38327105	13D	Page 1 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cartica Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,690,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,690,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,690,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.895%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 57,361,614 Shares outstanding as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on February 10, 2014.

CUSIP No. G38327105	13D	Page 2 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cartica Investors II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,690,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,690,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,690,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.895%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 57,361,614 Shares outstanding as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on February 10, 2014.

CUSIP No. G38327105	13D	Page 3 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cartica Capital Partners Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,690,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,690,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,690,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.895%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 57,361,614 Shares outstanding as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on February 10, 2014.

CUSIP No. G38327105	13D	Page 4 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cartica Corporate Governance Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,690,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,690,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,690,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.895%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 57,361,614 Shares outstanding as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on February 10, 2014.

CUSIP No. G38327105	13D	Page 5 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CCP Ultimate GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,690,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,690,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,690,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.895%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Based on 57,361,614 Shares outstanding as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on February 10, 2014.

CUSIP No. G38327105	13D	Page 6 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CCP Master GP GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,690,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,690,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,690,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.895%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 57,361,614 Shares outstanding as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on February 10, 2014.

CUSIP No. G38327105	13D	Page 7 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CCP Master GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,690,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,690,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,690,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.895%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 57,361,614 Shares outstanding as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on February 10, 2014.

CUSIP No. G38327105	13D	Page 8 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cartica Investors II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,690,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,690,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,690,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.895%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Based on 57,361,614 Shares outstanding as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on February 10, 2014.

CUSIP No. G38327105	13D	Page 9 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cartica Capital Partners GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,690,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,690,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,690,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.895%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Cayman Islands Exempted Company)

*	Based on 57,361,614 Shares outstanding as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on February 10, 2014.

CUSIP No. G38327105	13D	Page 10 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cartica Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,690,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,690,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,690,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.895%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Delaware Limited Liability Company)

*	Based on 57,361,614 Shares outstanding as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on February 10, 2014.

CUSIP No. G38327105	13D	Page 11 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cartica Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,690,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,690,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,690,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.895%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 57,361,614 Shares outstanding as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on February 10, 2014.

CUSIP No. G38327105	13D	Page 12 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Steven J. Quamme
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,422
	8	SHARED VOTING POWER 9,690,972
	9	SOLE DISPOSITIVE POWER 7,422
	10	SHARED DISPOSITIVE POWER 9,690,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,698,394
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.907%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 57,361,614 Shares outstanding as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on February 10, 2014.

CUSIP No. G38327105	13D	Page 13 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Teresa C. Barger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,690,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,690,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,690,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.895%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 57,361,614 Shares outstanding as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on February 10, 2014.

CUSIP No. G38327105	13D	Page 14 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Farida Khambata
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,151
	8	SHARED VOTING POWER 9,690,972
	9	SOLE DISPOSITIVE POWER 75,151
	10	SHARED DISPOSITIVE POWER 9,690,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,766,123
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.026%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 57,361,614 Shares outstanding as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on February 10, 2014.

CUSIP No. G38327105	13D	Page 15 of 23

Item 1. Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) relates to the Common shares, par value $0.001 per share (the “Shares”), of GeoPark Limited, a Bermuda company (the “Issuer”).

The address of the Issuer’s principal executive offices is Nuestra Señora de los Ángeles 179, Las Condes, Santiago, Chile.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Cartica Investors, L.P., a Cayman Islands exempted limited partnership (“Investors I”), Cartica Investors II, L.P., a Delaware limited partnership (“Investors II”), Cartica Capital Partners Master, L.P., a Cayman Islands exempted limited partnership (“Capital Partners Master”), Cartica Corporate Governance Fund, L.P., a Delaware limited partnership (“Governance Fund”), CCP Ultimate GP, LLC, a Delaware limited liability company (“Ultimate GP”), CCP Master GP GenPar, L.P., a Delaware limited partnership (“Master GP GenPar”), CCP Master GP, L.P., a Delaware limited partnership (“Master GP”), Cartica Investors II GP, LLC, a Delaware limited liability company (“Investors II GP”), Cartica Capital Partners GP, Ltd., a Cayman Islands exempted company (“Capital Partners GP”), Cartica Management, LLC, a Delaware limited liability company (“Management LLC”), Cartica Management, L.P., a Cayman Islands exempted limited partnership (“Management L.P.”), Steven J. Quamme, Teresa C. Barger and Farida Khambata (the foregoing entities and person(s) collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.1 (the “Joint Filing Agreement”).

Investors I is the record owner of 3,910,928 Shares. The general partner of Investors I is Capital Partners GP. Capital Partners GP is wholly owned by Master GP. The general partner of Master GP is Master GP GenPar. The general partner of Master GP GenPar is Ultimate GP. Due to their relationship with Investors I, Capital Partners GP, Master GP, Master GP GenPar and Ultimate GP may be deemed to have shared voting and investment power with respect to the Shares owned by Investors I. As such, Capital Partners GP, Master GP, Master GP GenPar and Ultimate GP may be deemed to have shared beneficial ownership of the Shares of which Investors I is the owner. Capital Partners GP, Master GP, Master GP GenPar and Ultimate GP, however, disclaim beneficial ownership of such Shares.

CUSIP No. G38327105	13D	Page 16 of 23

Investors II is the record owner of 1,382,150 Shares. The general partner of Investors II is Investors II GP. Investors II GP is wholly owned by Master GP. The general partner of Master GP is Master GP GenPar. The general partner of Master GP GenPar is Ultimate GP. Due to their relationship with Investors II, Investors II GP, Master GP, Master GP GenPar and Ultimate GP may be deemed to have shared voting and investment power with respect to the Shares owned by Investors II. As such, Investors II GP, Master GP, Master GP GenPar and Ultimate GP may be deemed to have shared beneficial ownership of the Shares of which Investors II is the owner. Investors II GP, Master GP, Master GP GenPar and Ultimate GP, however, disclaim beneficial ownership of such Shares.

Capital Partners Master is the record owner of 2,731,159 Shares. The general partner of Capital Partners Master is Capital Partners GP. Capital Partners GP is wholly owned by Master GP. The general partner of Master GP is Master GP GenPar. The general partner of Master GP GenPar is Ultimate GP. Due to their relationship with Capital Partners Master, Capital Partners GP, Master GP, Master GP GenPar and Ultimate GP may be deemed to have shared voting and investment power with respect to the Shares owned by Capital Partners Master. As such, Capital Partners GP, Master GP, Master GP GenPar and Ultimate GP may be deemed to have shared beneficial ownership of the Shares of which Capital Partners Master is the owner. Capital Partners GP, Master GP, Master GP GenPar and Ultimate GP, however, disclaim beneficial ownership of such Shares.

Governance Fund is the record owner of 1,666,735 Shares. The general partner of Governance Fund is Master GP. The general partner of Master GP is Master GP GenPar. The general partner of Master GP GenPar is Ultimate GP. Due to their relationship with Governance Fund, Master GP, Master GP GenPar and Ultimate GP may be deemed to have shared voting and investment power with respect to the Shares owned by Governance Fund. As such, Master GP, Master GP GenPar and Ultimate GP may be deemed to have shared beneficial ownership of the Shares of which Governance Fund is the owner. Master GP, Master GP GenPar and Ultimate GP, however, disclaim beneficial ownership of such Shares.

Management LLC is party to a subadvisory agreement with Management L.P. Management L.P. is a party to investment advisory agreements with Investors I, Investors II, Capital Partners Master and Governance Fund. Due to their relationship with Investors I, Investors II, Capital Partners Master and Governance Fund, Management LLC and Management L.P. may be deemed to have shared voting and investment power with respect to the Shares owned by Investors I, Investors II, Capital Partners Master and Governance Fund. As such, Management LLC and Management L.P. may be deemed to have shared beneficial ownership over such Shares. Management LLC and Management L.P., however, disclaim beneficial ownership of such Shares.

Steven J. Quamme, Teresa C. Barger and Farida Khambata directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control Investors I, Investors II, Capital Partners Master, Governance Fund, Ultimate GP, Master GP GenPar, Master GP, Investors II GP, Capital Partners GP, Management LLC and Management L.P. Steven J. Quamme, Teresa C. Barger and Farida Khambata are members of Ultimate GP and may be deemed to have shared voting and investment power with respect to the Shares beneficially owned by Investors I, Investors II, Capital Partners Master, Governance Fund, Ultimate GP, Master GP GenPar, Master GP, Investors II GP, Capital Partners GP, Management LLC and Management L.P. As such, Steven J. Quamme, Teresa C. Barger and Farida Khambata may be deemed to have shared beneficial ownership over such Shares. Steven J. Quamme, Teresa C. Barger and Farida Khambata, however, disclaim beneficial ownership over such Shares.

(b)	The business address of each of Investors II, Governance Fund, Ultimate GP, Master GP GenPar, Master GP, Investors II GP, Capital Partners GP, Management LLC, Management L.P., Steven J. Quamme, Teresa C. Barger and Farida Khambata is 1775 I Street NW, Suite 800, Washington, D.C. 20006. The business address of each of Investors I and Capital Partners Master is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Ave., George Town, Grand Cayman KY1-9005, Cayman Islands.

CUSIP No. G38327105	13D	Page 17 of 23

(c)	The principal business of Investors I is to pursue investments. The principal business of Investors II is to pursue investments. The principal business of Capital Partners Master is to pursue investments. The principal business of Governance Fund is to pursue investments. The principal business of Ultimate GP is to act as the general partner of Master GP GenPar. The principal business of Master GP GenPar is to act as general partner of Master GP. The principal business of Master GP is to act as general partner of Governance Fund and invest in Investors II GP and Capital Partners GP. The principal business of Investors II GP is to act as general partner of Investors II. The principal business of Capital Partners GP is to act as general partner of Investors I and Capital Partners Master. The principal business of Management LLC is to provide investment advice pursuant to its subadvisory agreement with Management L.P. The principal business of Management L.P. is to provide investment advice to Investors I, Investors II, Capital Partners Master and Governance Fund pursuant to its investment advisory agreements with those entities. Steven J. Quamme is a member of Ultimate GP and a director of Issuer. Teresa C. Barger is a member of Ultimate GP. Farida Khambata is a member of Ultimate GP.

(d)	During the last five years, none of the Reporting Persons or any of the natural persons described in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons or any of the natural persons described in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Investors II, Governance Fund, Ultimate GP, Master GP GenPar, Master GP, Investors II GP and Management LLC are organized under the laws of Delaware. Investors I, Capital Partners Master, Capital Partners GP and Management L.P. are organized under the laws of the Cayman Islands. Steven J. Quamme, and Teresa C. Barger are United States citizens. Farida Khambata is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons other than Steven J. Quamme and Farida Khambata are deemed to beneficially own an aggregate of 9,690,972 Shares, Steven J. Quamme is deemed to beneficially own an aggregate of 9,698,394 Shares and Farida Khambata is deemed to beneficially own an aggregate of 9,766,123 Shares, as detailed in Item 5.

CUSIP No. G38327105	13D	Page 18 of 23

Investors I is the record owner of 3,910,928 Shares, 2,100,959 of which were acquired prior to the Issuer’s initial public offering in the United States (“IPO”) in various open market transactions on the AIM market of the London Stock Exchange with Investors I’s contributed capital and 1,809,969 of which were acquired in connection with the Issuer’s IPO with Investors I’s contributed capital.

Investors II is the record owner of 1,382,150 Shares, all of which were acquired in connection with the Issuer’s IPO with Investors II’s contributed capital.

Capital Partners Master is the record owner of 2,731,159 Shares, 1,209,278 of which were acquired prior to the Issuer’s IPO in various open market transactions on the AIM market of the London Stock Exchange with Capital Partners Master’s contributed capital and 1,521,881 of which were acquired in connection with the Issuer’s IPO with Capital Partners Master’s contributed capital.

Governance Fund is the record owner of 1,666,735 Shares, all of which were acquired prior to the Issuer’s IPO through a private placement of 2,975,000 Shares in November 2009 or through various subsequent open market transactions on the AIM market of the London Stock Exchange with Governance Fund’s contributed capital.

Steven Quamme was granted 7,422 Shares by the Issuer for his service as a director of the Issuer prior to the Issuer’s IPO. Farida Khambata acquired 75,151 Shares prior to the Issuer’s IPO in various open market transactions on the AIM market of the London Stock Exchange with personal funds.

The aggregate purchase price of all Shares deemed to be owned by the Reporting Persons, excluding the Shares held personally by Steven J. Quamme and Farida Khambata, was $72,967,263. The deemed value of the Shares granted to Steven J. Quamme was $69,580. The purchase price of the Shares acquired personally by Farida Khambata was $487,496.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons, including Steven J. Quamme, Teresa C. Barger and Farida Khambata, intend to participate directly and indirectly in the management of the Issuer through representation on the Issuer’s board of directors. For further information see Item 2 hereof.

Except as disclosed in this Item 4, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. However, the Reporting Persons will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserves the right to acquire or dispose of securities of the Issuer, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

Item 5. Interest in Securities of the Issuer.

(a) As of February 6, 2014: Investors I is the record owner of 3,910,928 Shares, representing approximately 6.818% of the outstanding Shares; Investors II is the record owner of 1,382,150 Shares, representing approximately 2.410% of the outstanding Shares; Capital Partners Master is the record owner of 2,731,159 Shares, representing approximately 4.761% of the outstanding Shares; Governance Fund is the record owner of 1,666,735 Shares, representing approximately 2.906% of the outstanding Shares; Steven J. Quamme is the record owner of 7,422 Shares, representing approximately 0.013% of the outstanding Shares and Farida Khambata is the record owner of 75,151 Shares, representing approximately 0.131% of the outstanding Shares.*

CUSIP No. G38327105	13D	Page 19 of 23

(b)

Reporting Persons	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned*
Investors I	0	9,690,972	9,690,972	16.895%
Investors II	0	9,690,972	9,690,972	16.895%
Capital Partners Master	0	9,690,972	9,690,972	16.895%
Governance Fund	0	9,690,972	9,690,972	16.895%
Ultimate GP	0	9,690,972	9,690,972	16.895%
Master GP GenPar	0	9,690,972	9,690,972	16.895%
Master GP	0	9,690,972	9,690,972	16.895%
Investors II GP	0	9,690,972	9,690,972	16.895%
Capital Partners GP	0	9,690,972	9,690,972	16.895%
Management LLC	0	9,690,972	9,690,972	16.895%
Management L.P	0	9,690,972	9,690,972	16.895%
Steven J. Quamme	7,422	9,690,972	9,698,394	16.907%
Teresa C. Barger	0	9,690,972	9,690,972	16.895%
Farida Khambata	75,151	9,690,972	9,766,123	17.026%

*	Based on 57,361,614 Shares outstanding as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on February 10, 2014.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group,” which “group” may be deemed to beneficially own an aggregate of 9,690,972 Shares, representing approximately 16.895% of the outstanding Shares. The percentages used herein are based on the 57,361,614 Shares outstanding as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on February 10, 2014.

(c) Other than the shares reported herein, none of the Reporting Persons has effected any transactions involving the Shares in the 60 days prior to filing this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

CUSIP No. G38327105	13D	Page 20 of 23

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Lock-up Agreement. Steven J. Quamme and Cartica Management LLC, have entered into lock-up agreements with J.P. Morgan Securities LLC, pursuant to which each of these persons or entities, for a period of 180 days after the date of the IPO prospectus, may not (subject to certain standard exceptions), without the prior written consent of J.P. Morgan Securities LLC: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission or any other securities regulatory authority a registration statement or similar application under the Securities Act of 1933 or any other securities law relating to, any of Issuer’s common shares or any securities convertible into or exercisable or exchangeable for Issuer’s common shares (including without limitation, Issuer’s common shares or such other securities which may be deemed to be beneficially owned by such person in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Issuer’s common shares or any such other securities, whether any such transaction described in clause (1) or (2) is to be settled by delivery of Issuer’s common shares or such other securities, in cash or otherwise; or (3) make any demand for or exercise any right with respect to the registration of Issuer’s common shares or any security convertible into or exercisable or exchangeable for Issuer’s common shares, as applicable.

Item 7. Material To Be Filed As Exhibits.

Exhibit No.	Description

7.1	Joint Filing Agreement, dated February 18, 2014 (filed herewith).

7.2	Power of Attorney, dated February 18, 2014 (filed herewith).

7.3	Lock-Up Agreement, dated February 6, 2014 (filed herewith).

CUSIP No. G38327105	13D	Page 21 of 23

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2014

CARTICA INVESTORS, L.P.
By: Cartica Capital Partners GP, Ltd.,
its general partner

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Director

CARTICA INVESTORS II, L.P.
By: Cartica Investors II GP, LLC,
its general partner

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Authorized Signatory

CARTICA CAPITAL PARTNERS MASTER, L.P.

By: Cartica Capital Partners GP, Ltd.,
its general partner

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Director

CARTICA CORPORATE GOVERNANCE FUND, L.P.

By: CCP Master GP, L.P.,
its general partner
By: CCP Master GP GenPar, L.P.,
its general partner
By: CCP Ultimate GP, LLC,
its general partner

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Member

CCP ULTIMATE GP, LLC

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Member

CUSIP No. G38327105	13D	Page 22 of 23

CCP MASTER GP GENPAR, L.P.
By: CCP Ultimate GP, LLC,
its general partner

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Member

CCP MASTER GP, L.P.
By: CCP Master GP GenPar, L.P.,
its general partner
By: CCP Ultimate GP, LLC,
its general partner

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Member

CARTICA INVESTORS II GP, LLC

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Authorized Signatory

CARTICA CAPITAL PARTNERS GP, LTD.

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Director

CARTICA MANAGEMENT, LLC
By: SJQ Cartica, LLC, its member

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Member

CARTICA MANAGEMENT, L.P.
By: Cartica Management GenPar, L.P., its general partner
By: Cartica Management Ultimate GenPar, Ltd., its general partner

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Director

CUSIP No. G38327105	13D	Page 23 of 23

STEVEN J. QUAMME

By:	/s/ Steven J. Quamme
Steven J. Quamme

TERESA C. BARGER

By:	/s/ Steven J. Quamme
Steven J. Quamme, as attorney-in-fact for Teresa C. Barger

FARIDA KHAMBATA

By:	/s/ Steven J. Quamme
Steven J. Quamme, as attorney-in-fact for Farida Khambata